Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended September 30			Nine Months Ended September 30
	2003	2002		2003		2002
Earnings:

Income before income taxes	$47	$(73)		$(152)		$(475)
Less: Income from less than 50% owned investees	1	11		15		36
Add:
Rent expense representative of interest (1)	62	62		188		184
Interest expense net of capitalized interest	111	95		324		281
Interest on mandatorily redeemable preferred securities	7	7		19		19
Amortization of debt discount and expense	6	4		17		12
Amortization of interest capitalized	3	1		8		4

Adjusted earnings	$235	$85		$389		$(11)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$62	$62		$188		$184
Interest expense net of capitalized interest	111	95		324		281
Interest on mandatorily redeemable preferred securities	7	7		19		19
Preferred stock requirements	5	—		5		1
Amortization of debt discount and expense	6	4		17		12
Capitalized interest	2	6		7		19

Fixed charges and preferred stock requirements	$193	$174		$560		$516

Ratio of earnings to fixed charges and preferred stock requirements	1.22	—	(3)	—	(2)	— (3)

(1)  Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)  Earnings were inadequate to cover fixed charges by $171 million for the nine months ended September 30, 2003.

(3)  Earnings were inadequate to cover fixed charges by $89 million and $527 million for the three and nine months ended September 30, 2002, respectively.